ASSET PURCHASE AGREEMENT

The parties to this Asset Purchase Agreement (the "Agreement") are Technori, LLC, a limited liability company formed under Delaware law, located at 71 South Wacker Drive, Chicago, IL 60606 ("Seller"), and KingsCrowd Inc, a Delaware corporation, located at 855 Boylston Street, Suite 1000, Boston, MA 02116 ("Buyer").

WHEREAS, Seller owns certain assets operated on the Internet in connection with the websites technori.com, and pitchreviews.com and any other or related sites used by Seller associated with carrying out the business known as Technori and Pitch Reviews. (These assets hereinafter sometimes referred to as the "Business").

WHEREAS FURTHER, Buyer desires to buy the assets of the Seller used to conduct the Business as set forth in Exhibit A hereto under the terms and conditions as hereinafter expressed.

NOW, THEREFORE, for and in consideration of the mutual covenants as herein contained and based on the foregoing, the parties hereto agree as follows:

1. **The Total Consideration and Allocation.**

A. In consideration of the transfer by the Seller to the Buyer of all of the assets used by the Seller in carrying out the Business as set forth in Exhibit A (the "Assets"), Buyer shall purchase the Assets for an aggregate consideration of 1,500,000 million Class A common shares of the Buyer (the "Shares"). The ownership of the Shares shall be recorded by the Buyer on its books in the name or names and associated addresses and tax identification numbers as furnished in writing by the Seller on the Closing Date as set forth in Exhibit B hereto ("Seller Share Allocation Notice").

B. Buyer does not assume and Seller warrants that Buyer will not be responsible for any liabilities of Seller except as specifically provided in this Agreement.

2. **Bill of Sale Agreement**. Attached hereto as Exhibit A is a Bill of Sale Agreement which fully and finally transfers all of the Assets described in such Bill of Sale Agreement from Seller to Buyer.

3. **Agreements as to Closing Date.** The parties intend that the "Closing Date" as that term is used in this Agreement and the effective date of the transfer and transactions contemplated by this Agreement shall be the date of this Agreement.

4. **Representations and Warranties of Seller.** Seller hereby represents and warrants to Buyer as follows, and makes no other representations or warranties to Buyer except as follows:

A. The Seller is a limited liability company organized under the laws of the State of Delaware.

B. This Agreement and all transactions contemplated hereby will not result in any violation of any of the terms and provisions of any indenture or other agreement to which Seller is/are a party or by which Seller may otherwise be bound, or of any law, rule, license, regulation, judgment, order or decree governing or affecting the operation of the Business of Seller.

C. All authorizations, approvals and consents necessary for execution and delivery by Seller of this Agreement and for the consummation by Seller of the transactions contemplated hereby have been given, which if not given would have a materially adverse effect on Seller and/or the Business.

C. Seller has, and there shall vest in Buyer, good, indefeasible and marketable title to the Assets free and clear of all debts, claims, liens, encumbrances, charges, equities, restrictions, or any other imperfections of title whatsoever (including without limitation any federal, state, or municipal tax liens for taxes).

D. This Agreement and the other agreements contemplated hereby are legal, valid and binding obligations of the Seller enforceable against it in accordance with their respective terms.

E. As of the Closing Date, all tangible Assets listed on <u>Exhibit A</u>, the Bill of Sale, are in reasonable working condition given their age, appearance and prior use. Buyer understands that the Seller is not a merchant of any of the Assets, and makes no implied warranties of merchantability or fitness for a particular purpose, and that the Assets are used goods and many of the Assets are intangible.

F. There are no actions, suits, audits, proceedings, judgments or investigations pending or to the knowledge of Seller, threatened against or affecting Seller or the Seller's Assets to be transferred.

G. No representation or warranty made by Seller in this Agreement, and no statement contained in any exhibit hereto furnished by the Seller or in any certificate or other instrument to be furnished by Seller as described in this this Agreement, as of the Closing Date, contains or will contain any untrue statement of a material fact.

H. Seller's Assets are in substantial compliance, provided that no lack of compliance has or will have any materially adverse effect, in respect of Seller's operations, equipment, other property, practices and all other aspects of its Business, with all laws, ordinances, regulations, orders, judgments, rules and decrees of all governmental authorities, including but not limited to those relating to zoning, solid waste management, protection of the environment, and occupational safety and health, which have any application to the operations of Seller, and Seller has obtained and possesses all permits and licenses necessary for it to conduct its Business as heretofore conducted.

I. From the date on which the Buyer first contacted the Seller about the sale of the Assets, through the Closing Date, pending consummation of the sale and purchase described in this Agreement, the Seller has operated the Business in the same manner as it has been operated by Seller, except for the termination of the marketing agreement with Aurora Project and furloughing Sam Fiske, and no materially adverse change has occurred, or is known to the Seller that is about to occur as of the Closing Date, which to the knowledge of the Seller is reasonably expected to adversely affect the Business or its Assets. Without limiting the foregoing, from the date on which the Buyer first contacted the Seller about the sale of the Assets and pending the signing of this Agreement, the Seller has not made any substantial changes in the operation of the Business.

5. **Representations and Warranties of Buyer.** Each of the Buyer hereby represents and warrants to Seller as follows:

A. The Buyer is a incorporation company, duly organized and validly existing under the laws of the State of Delaware.

B. This Agreement and all transactions contemplated hereby will not result in any violation of any of the terms and provisions of any indenture, or other agreement to which Buyer is a party or to which Buyer may otherwise be bound, or of any law, rule, license, regulation, judgment, order or decree governing or affecting Buyer.

C. All authorizations, approvals and consents necessary for the execution and delivery by Buyer of this Agreement and for the consummation by Buyer of the transactions contemplated hereby have been given, which if not given would have a materially adverse effect on Seller and/or Buyer.

D. Buyer has inspected the physical and intangible assets of Seller and is satisfied with such inspections considering all relevant information including the age, prior use and appearance of the physical assets of Seller to be transferred to Buyer. Notwithstanding anything in this paragraph to the contrary, Buyer does not release Seller from any of Seller's representations and warranties by reason of Buyer's inspections.

E. Buyer understands and agrees that Seller has made no representations or warranties regarding future profitability of the Business, general business prospects for the Business, retention of customers, supply sources, business prospects in general or general economic conditions relative to the Business, or any other representations or warranties other than those set forth in Section 4 of this Agreement.

F. There are no actions, suits, audits, proceedings, judgments or investigations (whether or not purportedly on behalf of Buyer) pending or to the knowledge of Buyer, threatened against or affecting Buyer or the Buyer's common stock to be transferred.

G. No representation or warranty made by Buyer in this Agreement, and no statement contained in any exhibit hereto furnished by the Buyer or in any certificate or other instrument to be furnished by Buyer in connection with this Agreement, or in the Buyer's Offering Circular filed with the Securities and Exchange Commission on August 4, 2021 (File No. 024-11497) as amended or supplemented prior to Closing Date), or the transactions contemplated hereby, on or before the Closing Date, contains or will contain any untrue statement of a material fact, or omits or will omit to state all material facts which are necessary in order to make the statements contained therein not misleading.

6. **Conditions Precedent/Antecedent of the Buyer**

A. In addition to all other conditions precedent set forth in the Agreement, the Buyer's obligation hereunder are subject to the satisfaction at or prior to the Closing of the following condition precedent: Scott Kitun shall execute and deliver to Buyer the Employment Agreement attached as Exhibit C.

B. On or immediately following the Closing Date, Seller shall change the name of Seller to a name that bears no relation to Technori.

In each case, Seller shall promptly furnish written evidence to Buyer of its performance of each of its obligations above.

7. **Prorations.** In the event that the parties hereto have not prorated all costs, expenses, and other items necessary at or before the Closing Date, the parties hereto agree that all costs, expenses and other liability items shall be prorated to the Closing Date with Seller being responsible for any and all costs, expenses or other liability items up including the Closing Date and Buyer being responsible for all costs, expenses and other items from and after the Closing Date into the future, except as otherwise specifically provided for in this Agreement to the contrary. The parties have agreed to prorate all items not handled at or before the Closing Date in accordance with the foregoing statements outside of closing.

8. **Taxes.** Each party also agrees that Seller will remain responsible for any type of taxes or special governmental assessments accruing regarding the Business up to the Closing Date and that the Buyer will be responsible for such taxes after the Closing Date.

9. **Nature and Survival of Representations, Etc.** All statements contained in any certificates or other instrument delivered on behalf of any party hereto in connection with this Agreement, or in connection with the transactions contemplated herein shall be deemed representations and warranties by such party. All representations, warranties, agreements and covenants in this Agreement shall be deemed restated as of, and shall survive the Closing Date.

10. **Brokerage Commission**. Seller and Buyer acknowledges that there is no broker or other third party to which a commission is due for help in negotiating and procuring the Buyer as is set forth in this Agreement.

11. **Notices.** All notices, consents, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given or delivered, if delivered personally or mailed by registered, overnight or certified mail, return receipt requested, with the first class postage prepaid as follows:

TO BUYER:

See address in the first paragraph of this Agreement.

TO SELLER:

See address in the first paragraph of this Agreement.

Any change in the above addresses shall be deemed effective if made in accordance with this article.

12. **Modification.** This Agreement shall not be modified or amended except by instrument in writing signed by or on behalf of the parties hereto.

13. **Law to Govern.** This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware. The choice of law provision of this Agreement shall be applied with no effect given to the principles of conflicts of law, and without regard to the Choice of Law rules of the State of Delaware.

14. **Assignment.** This Agreement may not be assigned by any party without the written consent of the other parties. Nothing in this Agreement is intended to confer upon any person, other than the parties hereto and their successors, any rights or remedies under or by reason of this Agreement. All assignments or attempted assignments shall be deemed valid only if in writing.

15. **Exhibits**. All Exhibits to this Agreement shall be deemed to be part of this Agreement and are hereby intended to be incorporated herein by reference as if set out verbatim.

16. **Entire Agreement**. This instrument, including all exhibits attached hereto, contains the entire agreement of the parties. Any and all prior agreements, written or oral are hereby superseded by this Agreement.

17. **Attorney's Fees.** Should any party deem it necessary to obtain the services of legal counsel to assist with respect to any dispute arising between the parties concerning this Agreement, or with

respect to the resolution of any dispute pursuant to this Agreement, then the prevailing party shall be entitled to reimbursement for any such reasonable attorney's fees, costs and expenses.

18. **Headings.** The article paragraph headings of this Agreement are for administrative convenience only and shall not be construed in interpreting this Agreement.

19. **Further Assurances.** The parties to this Agreement mutually, both individually and collectively covenant and agree that they will do any and all things reasonably necessary after the date of this Agreement in order to effectuate all the terms and conditions of this Agreement. Each party agrees to cooperate with the other including but not limited to signing any and all documents necessary in order to pass title to the Assets and effectuate the other terms and conditions of this Agreement. However, Seller shall in no way be required to expend any other sums of money in order to effectuate the provisions of this paragraph.

20. **Assumed Name.** The parties to this Agreement acknowledge and agree that the trade name "TechNori", "Technori", and "Pitch Reviews" and any variation thereof to be transferred as one of the Assets to be sold/purchased pursuant to the terms of this Agreement.

21. **Remedies Not Exclusive.** The remedies provided for in this Agreement are not exclusive of any other remedy available to any party, that is, they are not in lieu of, but are in addition to any other remedy available to any party at law or in equity.

22. **Binding Nature.** This Agreement shall be binding on and shall inure to the benefit of the heirs, executors, administrators, successors, and assigns of the parties hereto, that nothing contained in this paragraph shall be construed as a consent to any assignment of this Agreement or the duties and obligations under this Agreement by either Buyer or Seller.

23. **Invalidity or Unenforceable Nature.** In the event that any provision or part thereof is deemed to be invalid, illegal or unenforceable for any reason, then the parties to this Agreement hereby mutually acknowledge and agree that it is their intention to have any such invalid, illegal or unenforceable provision or part thereof be deleted from this Agreement as if it had never been included in this Agreement, so that the remainder of this Agreement is valid, binding and enforceable in accordance with its terms.

24. [Intentionally Omitted]

25. **Settlement of Disputes.** The following agreements are made with respect to the settlement of disputes arising under the terms and conditions of this Agreement:

A. If a dispute arises out of or relates to this Agreement, including to mean any of its Exhibits, or the breach or default of this Agreement, the parties shall first, in good faith, attempt to negotiate a settlement of that dispute, breach or default.

B. If the dispute, breach or default cannot be settled through negotiation, the parties agree and shall proceed to binding arbitration through the American Arbitration Association in accordance with its Commercial Arbitration Rules under the Federal Arbitration Act, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

C. Any provisional remedy (including injunctive relief) which a party to this Agreement may want to elect, shall be available notwithstanding the provisions relating to arbitration of disputes. Any party may seek such provisional remedy from the appropriate court of law pending arbitration, and such proceeding in which the provisional remedy was sought will then be stayed pending the final award of the arbitration.

D. The expenses of arbitration conducted pursuant to this paragraph shall be borne by the parties in such proportions as the arbitrator(s) shall decide.

IN WITNESS WHEREOF, the parties have signed this Agreement to be effective on February 25, 2022.

SELLER:
Technori, LLC

DocuSigned by:
By: Michael Rothman
Title: Manager

BUYER:
KingsCrowd Inc.
DocuSigned by:
By: Chris Lustrino
Christopher Lustrino, Chief Executive Officer

EXHIBIT A

Bill of Sale Agreement

This Bill of Sale Agreement (this "Bill of Sale") is entered into as of February 25, 2022 by and between Technori, LLC, a Delaware limited liability company ("Seller"), and KingsCrowd, Inc., a Delaware corporation ("Buyer").

1. Definitions. Unless specifically designated otherwise, capitalized terms used in this Bill of Sale shall have the meanings given them in that certain Asset Purchase Agreement among Seller, Scott Kitun and Purchaser dated February 25, 2022 (the "Asset Purchase Agreement"). The terms of the Asset Purchase Agreement are incorporated herein by this reference.

2. Sale of Assets. Subject to the terms, conditions and limitations set forth in the Asset Purchase Agreement, Seller, as of the Closing Date, for valuable consideration, the receipt of which is hereby acknowledged, hereby sells, assigns, grants and conveys all of Seller's right, title and interest in and to all of the Assets set forth below in Schedule A to Buyer, its successors and assigns, to its and their own use and benefit, forever.

3. Miscellaneous.

(a) Seller and Purchaser hereby agree that they will, from time to time, execute and deliver such further instruments of conveyance and transfer as may be reasonably required to implement and effect the sale of the Assets pursuant to the Asset Purchase Agreement.

(b) This Bill of Sale has been executed to implement the Asset Purchase Agreement and nothing contained herein shall be deemed or construed to impair or alter any of the provisions of the Asset Purchase Agreement.

(c) This Bill of Sale is executed and delivered in, and shall be construed and enforced in accordance with the laws of the State of Delaware, without reference to conflict of law provisions, and shall be binding upon and shall inure to the benefit of the respective successors and assigns of the parties to this Bill of Sale.

IN WITNESS WHEREOF, the parties have signed this Agreement to be effective on February 25, 2022.

SELLER:
Technori, LLC

DocuSigned by:
Michael Rothman
By: ____________
AF194F7E5B204B8...
Title: Manager

BUYER:
KingsCrowd Inc.
DocuSigned by:
Chris Lustrino
By: ____________
81490350CA20444...
Christopher Lustrino, Chief Executive Officer

SCHEDULE A to Bill of Sale Agreement

Description of Assets

At the Closing, Seller shall sell and assign, and Buyer shall acquire and accept, all of the assets of Seller necessary to operate the Business, including, without limitation, the assets listed below:

1. All rights held by the Seller in (i) the name "Technori"; (ii) all Seller Proprietary Rights, including the Marks (and all documentation, work product (partial and complete) with respect thereto, websites, social media accounts, domain names and email addresses related to the Business, each of which are listed below under the heading "Seller Proprietary Rights"); and (iii) the phone numbers currently used by the Selling Parties for the operation of the Business;
2. Any licenses, permits and authorizations, which are held by any Selling Party and required for the
3. conduct of the Business;
4. All customer, advertising, marketing, accounting and other business records relating to the
5. Business;
6. All mailing lists, invitation lists, marketing materials, claims, improvements and collateral related
7. to the Business;
8. All sales data, advertiser lists and customer lists related to the Business;
9. All archives and rights to past audio podcasts, broadcasts, recordings or presentations
10. All equipment used in the Business as a going concern and the goodwill related to the Business; and
11. All rights under any existing contract with respect to the Business.

For the avoidance of doubt, no bank accounts held in the name of any of the Seller shall be included in the Assets.

Seller Proprietary Rights & Marks
Serial Number: 85588418
Filing Date: April 4, 2012
Registration No. 4352553
Issue Date: June 18, 2013
Title: "Technori"
Unregistered Trademarks: N/A
Copyrights: Technori
Domain Names/Websites/Social Media Accounts: Technori.com, Technori.co @technori (Twitter, LinkedIn, YouTube, Facebook & Instagram)
Newsletter: 18,400 subscribers on Substack
Other: All Technori digital assets, including; email lists & newsletter subscribers, artwork (photos, videos), graphics, logos, strategic outlines and font, color & brand guidelines stored on Technori Google Drive.
Subscriptions: Sprout Social, SimpleCast, Adobe, Penji, Google Drive

Exhibit B

Seller Share Allocation

On the Closing Date, the 1,500,000 shares of Class A common stock of the Buyer shall be registered as follows:

No.	Entity	Address	EIN	No. of Shares
1	Technori LLC	71 S. Wacker Drive, Chicago, IL 60606	83-0943480	1,500,000
	TOTAL			1,500,000

Submitted by:

Technori, LLC
DocuSigned by:
Michael Rothman
By: ______________________
Name: Michael Rothman
Title: Manager
Date: February 25, 2022

Acknowledged:

KingsCrowd Inc.
DocuSigned by:
Chris Lustrino
By: ______________________
Christopher Lustrino, Chief Executive Officer

Exhibit C

Kitun Employment Agreement with Buyer

February 25, 2022

Scott Kitun
Address: 601 Euclid Avenue, Glen Ellyn, IL 60137

Dear Scott:

Welcome to KingsCrowd, Inc. ("KC"). We are pleased to confirm the following offer of employment.

One of the terms of this offer of employment is that you agree to sign the Agreement attached hereto as Exhibit A, which is a Confidentiality, Non-Compete and Non-Solicitation Agreement (the "Agreement"). As consideration for the attached Agreement, KC agrees to employ you as the Head of Technori. KC reserves the right to, at any time, including prior to your employment, revise the compensation set forth below without altering your obligations under the Agreement. You will be an "at-will" employee of KC.

Title: Head of Technori

Reporting To: You will report to Christopher Lustrino, CEO.

Start Date: Your first day of employment with KC will be February, 28 2022.

.

Compensation: Until such time as you raise $1,000,000 in new capital for KC in connection with its current capital raise pursuant to Regulation A on the republic.com platform, you shall not be entitled to any cash compensation. You shall also be entitled to reimbursement for reasonable expenses for which you have received prior approval from KC. As such time as you begin to receive cash compensation from KC, direct deposit to your authorized bank/credit union account is optional.

Personal Time Off: As an Exempt, Full-Time Employee, you will have unlimited time off ("PTO").

Benefits: You will become eligible for 50% reimbursement of your medical and dental insurance premiums on the first of the month following 30 days of employment. You will be required to show proof of monthly medical and dental premium payments prior to receiving reimbursement. Forms not returned timely will result in the postponing of your benefits eligibility until the start of the new benefit year. KC will also provide access to a Guideline 401(k). KC reserves the right to make changes to its benefits package as it deems necessary at any time without prior notice to you.

Understanding or Acceptance Statement

KC and you agree that this letter, the accompanying email and the attached Agreement constitute the terms and conditions of KC's offer of employment to you. Nothing in this letter is intended to create or imply a contractual relationship. Any previous discussion, promises, representations, and understandings relative to any terms and conditions are not to be considered as part of this offer unless expressed here in writing in the letter, the Agreement or the accompanying email.

If there are other matters that you feel should be clarified, then we should discuss them and include them as part of this letter before you make the changes in your present employment. If there are none, please sign the copy of this letter, sign the copy of your job description and the attached Confidentiality and Non-Solicitation Agreement and return them to Christopher Lustrino prior to your first day of employment at the following address:

855 Boylston Street, Suite 1000, Boston, MA

We are confident that your new position will offer you a challenging and rewarding career opportunity. Please do not hesitate to call me at (914) 826-4520 with any questions. We are looking forward to you joining us and feel that your talents will be a fine addition to our team.

Sincerely,
KingsCrowd, Inc.

Christopher Lustrino
Founder & CEO

AGREED AND UNDERSTOOD

BY: ______________________ **DATE:** February, 25 2022
Employee's Full Signature

Enclosures: Confidentiality, Non-Compete and Non-Solicitation Agreement
Job Description
Employee Handbook
I-9 Form

cc: Personnel File

CONFIDENTIALITY, NON-COMPETE AND NON-SOLICITATION AGREEMENT

THIS CONFIDENTIALITY, NON-COMPETE AND NON-SOLICITATION AGREEMENT (the "Agreement") is made and entered into this 25th day of February, 2022, by and between KingsCrowd, Inc. ("Company") and Scott Kitun ("Employee").

W I T N E S S E T H:

WHEREAS, Employee has been offered a position with Company conditioned upon Employee entering into this Agreement, and Employee understands employment with Company will not commence until after Employee enters into this Agreement;

WHEREAS, Employee acknowledges receipt of this Agreement prior to or contemporaneous with Company's conditional offer of employment;

WHEREAS, Employee will be employed at will, and this Agreement does not promise Employee any guaranteed length of employment;

WHEREAS, Employee will have access to unique and valuable information regarding Company and its customers, including drawings and designs for products of Company, computer software, products and services, content development, sales and financial information, information regarding Company's vendors, suppliers and third party relationships, names and contact persons of Company's long-standing customers, as well as information regarding the specialized needs of Company's customers; and

WHEREAS, Employee understands that the unauthorized use or disclosure of that information would be extremely harmful to Company and that Employee's employment with Company is expressly conditioned upon Employee's agreement not to disclose or use that information.

NOW, THEREFORE, in consideration of Employee's employment by Company, Employee's access to the Confidential Information, the remuneration now and hereafter paid to the Employee and other good and valuable consideration, the Employee agrees to fully and faithfully uphold and discharge all of the terms, provisions and conditions of this Agreement as follows:

I. <u>Acknowledgement of Employment</u>. Employee hereby acknowledges that Employee was informed that Employee would be required to sign a Confidentiality and Non-Solicitation Agreement as a condition and prior to commencing employment with Company and Employee acknowledges employment with Company and the other consideration set forth herein is sufficient consideration.

II. Definition of Confidential Information. As used in this Agreement, "Confidential Information" shall mean information relating to the businesses, products and affairs of Company, its affiliates and its customers which Company treats as confidential, including, but not limited to, information about or relating to: the identity, business and needs of the Company's Customers; the identity of and plans for the development of new customers; the business and pricing policies and practices of the Company; the financial condition and affairs of the Company; the Company's business development activities and plans for its existing and prospective lines of business, products and services; the identity of and nature and terms of the Company's business relations with vendors, lenders, independent contractors and employees; and the Company's art work, designs, prototypes, inventions, computer software and databases, systems, methods, programming materials, processes, new and developing products and services and marketing concepts; or any other confidential or secret information concerning the business and affairs of Company; provided, however, that Confidential Information shall not include information or property which is (i) now in the public domain or later publicly available through no fault of Employee, (ii) known to Employee prior to Employee's receipt of the same from or through Company, or (iii) rightfully obtained by Employee from sources other than Company.

III. Restrictions on Use and Disclosure of Confidential Information. To protect the confidentiality of this Confidential Information, without prejudice to all the other duties which Employee has to Company, Employee agrees to keep secret all Confidential Information given, seen or heard of in connection with the business of Company and its customers, and further agrees:

A. Only to use the Confidential Information in the course of and exclusively for the purposes of Company business. This obligation of confidentiality will survive termination of employment with Company;

B. Not, either during employment with Company or at any time after, otherwise than in the proper course of duties for Company, to make available or divulge Confidential Information to any person, firm or Company, and to use best endeavors to prevent the unauthorized publication or disclosure of any Confidential Information whatsoever which is gained during employment with Company; and

C. Upon termination of employment with Company, for any reason, to immediately deliver up to Company or its authorized representative all Confidential Information and physical property of Company in Employee's possession, including, but not limited to, all software programs, computer hardware, computer discs, media materials, customer lists, customer account records, user names and passwords (including, but limited to email accounts, operating system access, and client social media accounts), training and operations material and memoranda, personnel records, pricing information, product information, product designs, financial information concerning or relating to the business, accounts, customers, suppliers, employees and affairs of Company, together with any similar material whether or not of a secret or confidential nature, and ALL copies

of any of the foregoing which are in any way related to Company's business and which Employee has in Employee's possession or which are subject to Employee's control.

IV. Non-Solicitation. In exchange for the offer of employment and the other consideration set forth herein, Employee agrees that, during Employee's employment and for a period of two (2) years following the termination of Employee's employment with Company, regardless of the reason for termination of Employee's employment, Employee will not directly or indirectly:

A. Attempt to solicit customers, or the business of any person, firm, corporation or other entity who is or who was a customer or account of Company while Employee was employed by Company or accept business from any person, firm, corporation or other entity who is or who was a customer or account of Company while Employee was employed by Company for the purpose of selling to such customer or account any product or service similar to or which competes with any product or service which shall have been sold by Company during Employee's employment with Company.

B. Induce or seek to induce any person employed with Company or its affiliates during the 12 month period prior to termination of the Employee's employment, to discontinue that person's employment with or providing service to the Company and will not solicit, recruit, hire or participate in any other person's or entity's effort to hire an employee of Company.

V. **Non-Compete.** In exchange for Company's offer of employment, Employee agrees that for a period of twelve (12) months following Employee's last day of employment with Company, regardless of the reason for separation of employment, Employee will not, either directly or indirectly, do any of the following:

5.1 personally engage in, own, manage, operate, join, control, consult with, participate in the ownership, operation or control of, be employed by or be connected in any manner with any person or entity which solicits, offers, offers to provide or provides any products or services which constitutes a competitive business. This restriction applies throughout the United States and Employee acknowledges the Company's geographic market includes all of the 50 states, possessions and territories of the United States and this geographic scope is reasonable given Company's geographic market.

VI. Employment At-Will. Nothing in this Agreement shall alter Employee's status as an employee at-will or be construed as a guarantee of continued employment for any period of time.

VII. Miscellaneous Provisions.

A. Amendment. No amendment of this Agreement shall be binding upon the parties unless made in writing and duly signed by all parties.

B. Waiver. Failure by any party to enforce any provision of this Agreement shall not be construed to be a waiver of such provision or its rights thereafter to enforce such provision or any other provision.

C. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof as of the date hereof and supersedes all previous understandings, representations, proposals and discussions, whether oral or written, between the parties concerning the subject matter hereof.

D. Governing Law/Choice of Forum. This Agreement shall be interpreted and enforced pursuant to the laws of the State of Massachusetts.

E. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their parents, subsidiaries, affiliates, employees, shareholders, officers and directors, and their respective heirs, successors, representatives and assigns.

F. Right to Consider. Employee understands that Employee shall have the right to consult with Employee's counsel and consider whether to sign this Agreement and that if Employee executes this Agreement, Employee executes it of Employee's own free will and in exchange for valuable consideration, including, among other things, Employee's employment with Company.

G. Fees and Costs. If an action is instituted in any court involving this Agreement, and providing Company shall prevail in the action, Employee agrees to pay all of Company's costs, expenses and fees in the action or appeal, including, without limitation, Company's attorneys' fees.

SIGNED BY EMPLOYEE:	**RECEIVED BY COMPANY:**
Scott Kitun	**KingsCrowd, Inc.**
By: DocuSigned by: [signature] 3FC0D8CF099F4A0...	By: DocuSigned by: Chris Lustrino 01490356CA20444...
Name: Scott Kitun	Its: CEO, Christopher Lustrino
Date: February, 25 2022	Date: February, 25 2022

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